Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: December 14, 2021

Gores Holdings VIII / Footprint – Announcement Call Draft Transcript

List of Participants

•	Eric Hackel, Managing Director, Deutsche Bank

•	Alec Gores, Chairman, Gores Holdings VIII

•	Mark Stone, Chief Executive Officer, Gores Holdings VIII

•	Troy Swope, Chief Executive Officer, Footprint

•	Brad Lukow, Chief Financial Officer, Footprint

Introduction (Eric Hackel, Managing Director, Deutsche Bank)

Good morning everyone – this is Eric Hackel from Deutsche Bank. Thank you for joining our announcement call today. We are thrilled to announce the de-SPAC business combinations between Gores Holdings VIII and Footprint. Before we begin, I would like to remind everyone that our remarks contain forward-looking statements and refer you to the publicly filed investor presentation for a detailed discussion of these forward-looking statements and associated risks. With that, I would like to introduce today’s speakers – from Gores Holdings VIII, we are joined by Alec Gores, Chairman, and Mark Stone, CEO, as well as Troy Swope, Co-Founder and Chief Executive Officer of Footprint, and Brad Lukow, Chief Financial Officer of Footprint. I will now turn our conference over to Alec for some opening remarks.

Opening Remarks (Alec Gores, Chairman, Gores Holdings VIII)

Thank you, Eric, and good morning everyone. I would like to first thank each of you for joining us today. We are incredibly excited to share with you the proposed business combination between Gores Holdings VIII and Footprint.

In February we set out to find a partner with a compelling growth profile and high-quality management team at an attractive valuation proposition and believe we have done that with Footprint. This transaction represents the tenth de-SPAC business combination for the Gores platform, and we view this as an incredible opportunity to partner with a leading firm.

Footprint is a truly revolutionary business that offers the only plastic-free solution with extended barrier properties to replace rigid plastics. Footprint’s compelling value proposition allows customers to reach sustainability targets with a cost neutral, revenue accretive product. The company will benefit from a massive, growing TAM with numerous tailwinds, and we look forward to partnering with their innovative, execution-focused management team.

We believe Footprint will be one of the most exciting and successful disruptors in the space, and we are excited to be part of that story. This transaction is consistent with our track record of partnering with innovative, ESG-focused companies and we are confident that we will help Footprint achieve its long-term goals.

Now, I would like to hand the presentation over to our CEO, Mark Stone, to provide additional details regarding the transaction terms and investment highlights.

Transaction Highlights (Mark Stone, Chief Executive Officer, Gores Holdings VIII)

Thank you, Alec. For those of you who saw the press release this morning, we filed a detailed investor presentation that provides a comprehensive overview of Footprint and the proposed transaction.

We believe Footprint represents a highly differentiated and compelling investment opportunity for several key reasons.

First, Footprint has developed a portfolio of plant-based technologies that perform at parity with plastic across all key criteria, addressing a major environmental crisis and generating strong demand from Fortune 100 companies desperately seeking solutions to meet their sustainability goals. Second, Footprint’s products participate in a growing $300 plus billion TAM with secular tailwinds driven by corporate sustainability measures, increasing regulations and environmentally conscious end consumers. Third, the company possesses process technologies, process know-how and an IP-driven first mover advantage that positions it years ahead of its competition. Fourth, Footprint delivers a compelling value proposition, allowing its consumers to reach sustainability targets with a cost neutral product that delivers incremental revenue growth from environmentally conscious end users. Lastly, the company has a strong pipeline of take or pay contracts with blue-chip food and beverage and consumer products companies. As a result, Footprint has a sold-out position through 2023 with over $500 million of fully contracted annual revenue.

Footprint is led by an impressive, innovative, entrepreneurial and execution-focused management team, many of whom have developed breakthrough material science improvements while working together at Intel and are supported by a world class board of directors. We are confident in the management team’s ability to execute on their vision for Footprint going forward.

Now, I’ll turn it over to Troy Swope, Co-founder and CEO of Footprint, to walk you through the business in more detail.

Business overview (Troy Swope, Chief Executive Officer, Footprint)

Thank you, Mark. I’m excited to share the Footprint story with everybody today. I think before we get into the details of who is Footprint and where we’re going, it’s important to understand the origin story: where Footprint, core team members and the technologies come from. So, a little background on myself – I’m Troy Swope, I’m the co-founder and CEO of Footprint. I spent 15 years at Intel, primarily in R&D, and the last eight years I was at Intel, I ran a materials organization. One of the problems we were having at Intel was contamination of Intel’s products, primarily due to shipping, and as we were investigating that source of contamination, we determined it was coming from plastic outgassing. So the very expensive single use plastic item we use to ship our product from our suppliers, Intel factories, worldwide, was outgassing all over our product and causing contamination. Therefore, Intel was having to clean the product.

As we were investigating this, I started thinking about all the food products that are stored in plastic as well. It was just curious, I was a curious engineer going “Do we see the same level of contamination in food” which is actually stored much longer than an Intel product is stored and was going “Is it, you know, is it the same level and is it dangerous?”. So, I started bringing food products into Intel facilities, and I chuckled because it’s probably a big no-no, and I just started to understand, uh, you know, is it the same level of contamination. We were really shocked to see cut fruits, macaroni and cheese, you name it that were stored in plastic all had a very, very high levels of contamination. So the plastic contamination that we were seeing on Intel’s products was in a much higher level in food products.

So, this was really the aha moment. So, I took a bunch of really smart engineers and scientists from Intel and painted a vision that we’re going to transform away from plastic and get plastic away from food, but also build a business focused on creating a healthier planet. So, where Footprint is today is we have a leading technology and extended shelf life replacement. So plastic packaging is really successful at providing food protection and an extended shelf life. It’s able to store food for a long period of time. If you exclude the contamination, it does a good job and it’s very, very low cost. So, when Footprint considers replacing plastic, we focus on, can we meet the shelf life requirements, and can we meet the cost targets that plastic gets today. So, we set out from day one, we were going to develop an alternative that was healthier for the planet, but also healthier for humans and very, very competitive with cost.

So where we are – we have a transformative technology that’s in virtually every supermarket in the country, in many places in Europe as well, that provides extended shelf life solutions for dairy, for frozen food, shelf stable items like macaroni and cheese, and it’s very, very cost competitive. But we’re also going to help as we transform the waste stream. Today’s waste stream is primarily built around plastic, which as a primary waste is very difficult to manage. So, as we transform that waste stream, Footprint is going to work on helping municipalities and our customers on the future of waste, helping with home composting technologies, industrial composting technologies, and also guiding our customers on the future of waste.

Another logical step for Footprint as well is we have the building blocks and technologies to transform the supermarket. So, when you think about it, that means developing technologies for bottles, shampoo bottles, detergent bottles, beverage containers, but also building technologies for diapers, meat tray pads, you name it. Where plastic is a disaster today, Footprint has the building blocks and the pathfinding team focused on transforming that technology.

So the last area where Footprint is going to go in this disaster that is plastic is the cleanup. There’s a real opportunity in a mountain of plastic. In one example, in Shenzhen, China, where we could take the hydrogen and carbon that’s captured in that plastic and efficiently release it to support things such as graphene, and that might ultimately be important for EV vehicles and help the entire cleanup efforts in creating value in doing something very, very impactful for the planet. So, if you’re thinking about who is Footprint, this unique group of engineers and scientists, this unique group of coating technologies, process technologies – Footprint is very similar to a 3M that is focused on creating a healthier planet and their unique engineering skill sets and discipline that’s underpinned by Moore’s Law that every two years the technology needs to double. At Footprint, we use that paranoia that we’ve constantly got to improve. We’ve constantly got to help our customers to create innovative technologies in the disaster that is plastic.

So, we started thinking about what was the technology we were going to develop to eliminate plastic and help the planet. We started thinking about a few things. We started in the first place when we started looking at PHAs and PLAs, and we couldn’t really get over the life cycle analysis, water use, how was our customer going to sell this solution, and how did it impact their brand. One of the opportunities we had was to spend some time in a major retailers distribution center, as we’re exploring their issues and their ESG objectives and strategies, we ultimately found the mountain of waste and primarily corrugated waste that these retail distribution centers was a huge opportunity. Footprint’s technology today uses the core building blocks of a recycled container or corrugated box, as you can see it abundantly everywhere. So, in many cases we use the corrugated box. And so it was very daunting – there was no evidence anywhere on the planet that someone was able to take a corrugated box and get it to work efficiently, competing with plastic on performance, competing with plastic on price and still maintaining the attributes of a box, which are: biodegradable, compostable, and one of the most recycled components on Earth. But we felt ultimately if we could use that waste product or the building blocks of that waste product, we had to have the best solution for the planet.

So where we are today – we launched 2017, we go on to our first frozen food container with the building blocks of a corrugated box, and what we saw was a 71% CO2 emission reduction, 59% energy reduction, and one of the most exciting things was that our customers saw a 24% increase in sales. That was really the building blocks and the key technology win in innovation that we used to create multiple platforms and create the vision to transform the supermarket.

So when we think about the building blocks and using a corrugated box to convert, or the waste of a corrugated box to convert and transform the world to get out of traditional plastics, Footprint started out looking at whether we would just be a coating supplier, developing the key coating technologies and chemistries that would enable fiber board, traditionally plastic-lined fiber board, to be the ultimate solution for the customer. And, what we found is that the ultimate value proposition, the impact on the planet wasn’t where we wanted it to be. So we knew that we needed to not only control the coating technology, we had to control the base fiber components as well, to get the ultimate value proposition on performance and price to the customer and on impact to the planet.

But for us to do this at Footprint, not only do we have intellectual property around our refining and wet end processes around our forming technology and tooling – we developed a direct print technology to reduce costs of our customer eliminating labeling. Plus for items like macaroni and cheese we have IP around that direct printing technology. In addition, as I mentioned earlier, we developed our own coating technologies. We have a unique coating technology for every platform that we developed that I’ll talk about in the future. And then we also, in some cases, have developed laser die cutting and high-speed laser die cutting, to enable the customer eliminate plastic.

And again, Footprint has intellectual property around every one of these steps, but ultimately the strategy here is that we felt we had to control the entire ecosystem to control the value proposition to the customer. Footprint’s technology today – we’ve delivered over 700 million units in 2021, are in the marketplace and are competing with plastic on performance and price. We designed everything from day one to have a global impact, and we knew to do so we would have to compete on price.

So when you think about Footprint’s backlog the opportunity is how are we working with customers and how do we determine who we’re going to work with? It starts with our qualification process. So, in many ways, Footprint is spending more time on qualifying the customer than the customer is spending on determining that Footprint’s products are right for them, and the reason we’re doing that is one, we’re very constrained on technical resources. We want to make sure that the brand and our value proposition and the brand’s values align. So, say with our customer, I’ll give you an example of Conagra. They had a vision far before really anyone that we worked with, that the future is that millennials would not want to microwave plastics, or pretty much everyone did not want to microwave plastic. So, we knew that their values and what they needed aligned to our value proposition, so we quickly moved from them from qualification to development. And as the customer moves from qualification to development, generally we complete a technology targets spec. We generally take that technology target spec, which includes what the product needs to do, what price the product needs to get to, and when do we plan on launching that product, and we all align on that with the customer. We generally get a purchase order for a prototype to start proving the technology meets the shelf life requirements, has the right color, the right print, whatever the customer may need to finally launch. And then ultimately once we prove that technology works with the customer development, which takes generally about six to nine months, the customer commits to us on a launch date, and therefore we have our annual revenue on a contract.

So today, Footprint has over $4 billion of annual revenue in our pipeline, and many of which is with existing customers that we’re continuing to expand our technology with. Ultimately, you’re probably coming to the conclusion that Footprint has a very clear advantage in an area, and that it’s very clear that the planet understands the disaster that is plastic. So, we have a huge demand and a huge technical advantage. Often the questions come now is can you execute and deliver? I’ll restate and make sure it’s understood that Footprint does not need a technical leap in material science or process technologies to execute our financial roadmap to 2025. We need to continue to scale and deliver on the technologies and the products that we have in front of our customers today. If you were to ask our customers any questions about Footprint, the most common answer you’re going to get is Footprint needs to go faster, and we are going faster.

So today, our technology, or our main focus on expanding operations, is around building the team. We’ve added Josh Walden, a 38 year Intel veteran, who built factories for Intel worldwide, to our team seven months ago. He’s leading our efforts, expanding Mexico and Poland today. We’re installing our new technology, which is our key constraint to our future revenues. We’re installing it three times faster than what we contemplated financially. Those new technologies are running 14% to 18% ahead of schedule in output, in roughly 20% to 25% lower energy than what we contemplated financially. So, we feel very good about our conservative approach to our revenue forecast, key to Footprint and our execution of transforming the planet and being recognized as the most environmentally impactful company on the planet is our execution and operations. We feel very good about what we’re doing, how we’re expanding. We’re currently ahead of plan, and with that, I’ll turn it over to Brad to provide some key numbers and details.

Financial Overview (Brad Lukow, Chief Financial Officer, Footprint)

Thanks very much, Troy. I will review some of the key highlights of our financial plan. Our revenue projection is underpinned by our planned expansion of manufacturing capacity, through the installation of additional production lines, along with the products that we will produce for specific customers and at contracted prices.

The capacity additions through 2025 will result in an end-of-year run rate revenue of $1.65 billion, and EBITDA of $465M, at a margin of approximately 28%. Our cumulative CapEx spend of $1.8 billion through 2025 will be utilized to purchase additional manufacturing lines to bring on that incremental capacity as well as to expand our facilities. In 2022, we’ll operate out of expanded manufacturing facilities in Mexico and we will open a sales and prototyping center in the Netherlands in order to accelerate the on-boarding of revenue. In addition, we plan to open a manufacturing facility in Poland in 2023, in order to address the significant demand from our European customer base.

Turning to revenue growth, in 2021, we will deliver revenue of $50 million. With revenue ramping to almost $1.5 billion in 2025, our revenue growth trajectory, significantly outpaces industry peers. Our future revenue growth is anchored by the fact that we will have $580 million plus of annual contracted revenue by the end of this year. Our existing customers have a global TAM of over $1 billion. We expect our manufacturing facilities in Mexico, as well as Europe, to deliver over $2 billion in revenue longer term.

From a margin perspective, there are a few key elements that will drive margin expansion over the forecast period. First, we plan to utilize an increasingly higher mix of lower cost, recycled fiber content in the production process, replacing higher cost, virgin fiber. Second, we will add efficiencies in both the primary and secondary manufacturing processes, through the use of automation technology, eliminating a number of manual processes, that exist today. In addition, as we significantly ramp up revenue, we will increasingly leverage overhead costs, contributing to EBITDA margin expansion.

The investor presentation sets out the key financial metrics associated with our plan. As we deploy capital to expand production volumes and execute on our growth plan, we will deliver a compound annual growth rate in revenue, in excess of 130% through 2025. Gross margins, excluding depreciation and amortization, are projected to increase to $462 million, or 32% of revenue, in 2025, with EBITDA approaching $400 million or 26% of revenue. As we continue to install more manufacturing lines, we expect to exit 2023 at an annual run-rate revenue of almost $740 million.

We believe that we have modeled a revenue plan that is conservative in nature and while our plan calls for revenue of $500 million in 2023, we see opportunities to further accelerate growth which could result in revenue approaching $700 million in 2023. The upside revenue opportunity is based on a number of factors. First, the base plan assumes that it takes six full months to ramp each manufacturing system installed to get to 100% of targeted production output. Based upon our experience to-date, we anticipate being able to trim up to half the amount of time to get to targeted output. Next, we’ve modeled the installation of four to five systems per month throughout the forecast period through 25 while our recent install experience demonstrated that we could complete 7-9 system installs per month.

Thirdly, we have not reflected any adjacent revenue opportunities related to items that we expect to sell into stadiums, along with additional demand that we are seeing for catering trays, straws, utensils and other related items; none of which have been included in our revenue projections for 2023.

Lastly, I’d like to review the investment returns associated with the manufacturing equipment we will deploy to drive revenue growth. The blended cost of one production system, including secondary manufacturing equipment, such as printers, die-cutters and spray equipment, is approximately $5.5 million. Each system will generate approximately $5 million in annual revenue. Once we achieve our targeted mix of recycled fiber and deliver on the production efficiencies that I discussed earlier, we will generate cash on cash returns of approximately 30%, equating to a payback period of just over three years.

With that, let me turn it back over to Mark, to review the transaction. Mark?

Transaction Overview (Mark Stone, Chief Executive Officer, Gores Holdings VIII)

Thank you. We are bringing Footprint public at $1.6 billion fully diluted, enterprise value, representing a 3.2x 2023E revenue multiple, the revenue of which is more than fully contracted today. Gores Holdings VIII is bringing $806 million in gross proceeds to the transaction, comprised of $345 million of cash in trust and $461 million of additional capital, including $150 million in a Class C Preferred Financing which was funded upon announcement. Existing Footprint shareholders will own 62% of Footprint post-close, with 38% being in the hands of new public investors.

The PIPE investment, which was oversubscribed, and Class C Preferred Financing are anchored by Koch Strategic Platforms and include a meaningful commitment from Gores Holdings VIII Sponsor and its affiliates. 100% of the net proceeds delivered in the transaction will be going to Footprint’s balance sheet to fund its business plan.

We are bringing Footprint to market at a very attractive entry valuation, providing investors over 100% upside to the average 2023 estimated revenue multiple of the comp set. Given Footprint already has contracted revenue in excess of its $500 million 2023 revenue projection, we believe there is ample room for the company to exceed its projections and deliver strong aftermarket trading performance.

Please stay tuned as Gores Holdings VIII will file a definitive proxy statement in connection with the proposed business combination with the SEC, which will be mailed to all shareholders. The proxy statement will contain important information regarding the proposed business combination, which is subject to the approval of Gores Holdings VIII stockholders, and we anticipate the transaction will close in the first half of 2022.

Thank you again for taking the time to hear our story today. If you have any questions, please reach out to our advisors on the transaction.

* * * *

Forward-Looking Statements

Certain statements in this transcript (“Transcript”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and plan of merger or the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Transcript contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Transcript, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Transcript. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Transcript should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither

Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Gores Holdings VIII intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.